SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

American Financial Realty Trust

(Name of Issuer)

American Financial Realty Trust

(Name of Filing Person (Offeror and Issuer))

4.375% Convertible Senior Notes due 2024

(Title of Class of Securities)

02607PAB3

(CUSIP Number of Class of Securities)

Edward J. Matey Jr., Esq.
American Financial Realty Trust 610 Old York Road, Suite 300, Jenkintown, Pennsylvania 19046 (212) 887-2280

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

With a copy to:

Larry P. Medvinsky, Esq. Karl A. Roessner, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000	Craig M. Wasserman, Esq. Stephanie J. Seligman, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	James W. McKenzie, Jr., Esq. Justin W. Chairman, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103 (215) 963-5000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$454,156,250 (a)	$17,848.34 (b)

(a)

The transaction value shown is only for the purpose of calculating the filing fee. The amount shown assumes that $450,000,000 aggregate principal amount of the 4.375% Convertible Senior Notes due 2024 (the “Notes”) are purchased at a price of $1,000.00 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the payment date.

(b)

The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 6 for fiscal year 2008, equals $39.30 per million of transaction value.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:

Form or Registration No.:	Date Filed:

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by American Financial Realty Trust, a Maryland real estate investment trust (the “Company”), and relates to the offer (the “Offer”) by the Company to purchase for cash any and all of the Company’s 4.375% Convertible Senior Notes due 2024 (the “Notes”) upon the terms and subject to the conditions set forth in the attached Offer to Purchase dated as of March 3, 2008 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”).  Copies of the Offer to Purchase and the form of Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.  The Offer will expire at 12:00 midnight, New York City time, on March 28, 2008, unless the Offer is extended or earlier terminated.  Notwithstanding any other provision of the Offer, the Company’s obligation to accept for payment, and to pay for, Notes validly tendered in response to the Offer is subject to the satisfaction or waiver of certain conditions, including the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 2, 2007, by and among Gramercy Capital Corp., GKK Capital LP, GKK Stars Acquisition LLC, GKK Stars Acquisition Corp., GKK Stars Acquisition LP, the Company and First States Group, L.P.  This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

All of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein as set forth below.

ITEM 1.                           SUMMARY TERM SHEET.

The information set forth under the caption “Summary” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.                           ISSUER INFORMATION.

(a)  Name and Address.  The name of the issuer of the Notes is American Financial Realty Trust.  The address of the Company’s principal executive offices is 610 Old York Road, Suite 300, Jenkintown, Pennsylvania.  Its telephone number is (215) 887-2280.

(b)  Securities.  This Schedule TO relates to the offer by the Company to purchase all the outstanding Notes at a purchase price of $1,000.00 per $1,000 principal amount plus accrued and unpaid interest up to, but not including, the Payment Date (as defined in the Offer to Purchase).  As of February 29, 2008, there was approximately $450,000,000 in aggregate principal amount of the Notes outstanding.

(c)  Trading Market and Price.  The Notes are not listed on any national securities exchange or automated quotation system.  The information set forth under the caption “Market and Trading Information” in the Offer to Purchase is incorporated herein by reference.

ITEM 3.                           IDENTITY AND BACKGROUND OF FILING PERSON.

(a)  Name and Address.  The Company is the filing person.  The business address and business telephone number of the Company are set forth under Item 2(a) above.

ITEM 4.                           TERMS OF THIS TENDER OFFER.

(a)  Material Terms.  The information set forth in the sections of the Offer to Purchase entitled “Summary;” “The Merger;” “The Offer;” and “Certain U.S. Federal Income Tax Consequences” are incorporated herein by reference.

(b)  Purchases.  To the best of our knowledge, we will not purchase any Notes from any of our officers, directors or affiliates.

ITEM 5.                           PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)  Agreements Involving the Issuer’s Securities.  The information set forth in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on January 7, 2008 under the sections “Summary;” “The AFR Special Meeting;” “The Merger—Background of the Merger;” “The Merger—AFR’s Reasons for the Merger;” “The Merger— Recommendation of AFR’s Board of Trustees;” “Interests of AFR Trustees and Executive Officers in the Merger;” and “The Merger Agreement” are incorporated herein by reference.

ITEM 6.                           PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)  Purposes.  The information set forth under the caption “Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b)  Use of Securities Acquired.  Any Notes accepted for purchase by the Company pursuant to the Offer will be canceled and retired.

(c)  Plans. The information set forth in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on January 7, 2008, under the sections “Questions and Answers About the Merger;” “Summary;” “Comparative Per Share Market Price and Dividend Information;” “The AFR Special Meeting;” “The Merger—Background of the Merger;” “The Merger—AFR’s Reasons for the Merger;” “Certain Effects of the Merger;” “The Merger—Recommendation of AFR’s Board of Trustees;” “The Merger—Delisting and Deregistration of AFR Common Shares; Listing of Gramercy Common Stock Issued in Connection with the Mergers;” “Interests of AFR Trustees and Executive Officers in the Merger;” and “The Merger Agreement” are incorporated herein by reference.

ITEM 7.                           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  Source of Funds.  The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 7, 2008 under “The Companies—Gramercy” is incorporated herein by reference.

(b)  Conditions.  The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 7, 2008 under “The Companies—Gramercy” is incorporated herein by reference.

(d)  Borrowed Funds.  The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 7, 2008 under “The Companies—Gramercy” is incorporated herein by reference.

ITEM 8.                           INTEREST IN SECURITIES OF THE ISSUER.

(a)  Securities Ownership.  To the best of our knowledge, no Notes are beneficially owned by any person whose ownership would be required to be disclosed in this Item.

(b)  Securities Transactions.  To the best of our knowledge, none of the persons referenced in this Item have engaged in any transactions in the Notes during the 60 days preceding the date of this Schedule TO.

ITEM 9.                           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitations or Recommendations.  The information set forth under the captions “Summary;” “Depositary;” and “Information Agent” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.                     FINANCIAL STATEMENTS.

(a)  Financial Information.  The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the Company is a public reporting company that files reports electronically through EDGAR and the Offer applies to all outstanding Notes.

(b)  Pro Forma Information.  The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the Company is a public reporting company that files reports electronically through EDGAR and the Offer applies to all outstanding Notes.

ITEM 11.                     ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1)  None.

(2)  The Company is required to comply with federal and state securities laws and tender offer rules.

(3)  Not applicable.

(4)  Not applicable.

(5)  None.

(b)  Other Material Information.  The information set forth in (i) the Offer to Purchase and the Letter of Transmittal and (ii) the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 7, 2008.

ITEM 12.                     EXHIBITS.

(a)(1)(i)	Offer to Purchase dated March 3, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Letter to Clients

(a)(5)	Press Release issued by the Company on March 3, 2008 filed herewith.

(b)	Not applicable.

(d)(1)	The Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 7, 2008.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.                       INFORMATION REQUIRED BY SCHEDULE 13E–3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008

AMERICAN FINANCIAL REALTY TRUST

By:	/s/ David J. Nettina
Name:	David J. Nettina
Title:	President and Chief Financial Officer

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase dated March 3, 2008.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Letter to Clients

(a)(5)	Press Release issued by the Company on March 3, 2008 filed herewith.

(b)	Not applicable.

(d)(1)	The Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 7, 2008.

(g)	Not applicable.

(h)	Not applicable.